Securities and Exchange Commission

Washington, DC 20549

Schedule 14D–9F

(Amendment No. 4)

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

and Rules 14d–1(b) and 14e–2(c) Thereunder

ZARLINK SEMICONDUCTOR INC.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

ZARLINK SEMICONDUCTOR INC.

(Name of Person Filing Statement)

Common Shares, no par value *

6.0% Convertible Unsecured Subordinated Debentures Due September 30, 2012

(Title of Class of Securities)

989139 10 0

989139 AA 8

(CUSIP Number of Class of Securities)

Andre Levasseur

Senior Vice President of Finance and Chief Financial Officer

Zarlink Semiconductor Inc.

400 March Road

Ottawa, Ontario, Canada K2K 3H4

Telephone: (613) 270-7270

(Name, address and telephone number of person(s)

authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Sonia Struthers McCarthy Tétrault LLP Suite 2500, 1000 De La Gauchetière West Montreal, Quebec, Canada H3B 0A2 (514) 397-4100	Denise Tormey SNR Denton US LLP Two World Financial Center New York, New York 10281 (212) 768-6700
__________
*
Each Common Share includes a limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholder Rights Plan Agreement, dated July 25, 2011, between Zarlink Semiconductor Inc. and Computershare Investor Services Inc., as rights agent. Prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from the Common Shares.

This Amendment No. 4 to Schedule 14D-9F (the “Fourth Amended Schedule 14D-9F”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F initially filed with the U.S. Securities and Exchange Commission on September 1, 2011 by Zarlink Semiconductor Inc. (the “Original Schedule 14D-9F”) and amended and supplemented by Amendment No. 1 to the Schedule 14D-9F on September 16, 2011 (the “First Amended Schedule 14D-9F”), by Amendment No. 2 to the Schedule 14D-9F on September 22, 2011 (the “Second Amended Schedule 14D-9F”) and by Amendment No. 3 to the Schedule 14D-9F on September 23, 2011 (the “Third Amended Schedule 14D-9F”)

A Notice of Change to Directors’ Circular is being mailed to holders of Zarlink’s common shares and Zarlink’s 6% unsecured, subordinated convertible debentures maturing September 30, 2012. A copy of this Notice of Change is being furnished as Exhibit 1.6 to this Fourth Amended Schedule 14D-9F.

Part I—Information Required To Be Sent to Shareholders

Item 1. Home Jurisdiction Documents

(a)	Directors’ Circular, dated September 1, 2011, of Zarlink Semiconductor Inc. (the “Directors’ Circular”), previously filed as Exhibit 1.1 to the Original Schedule 14D-9F.

(b)	See Exhibit 1.6 - Notice of Change to Directors’ Circular, dated September 27, 2011, of Zarlink Semiconductor Inc. (the “Amended Directors’ Circular”).

Item 2. Informational Legends

(a)      See “Notice to United States Holders” on the outside front cover of the Directors’ Circular.

(b)      See “Notice to United States Holders” on the outside front cover of the Amended Directors’ Circular.

Part II—Information Not Required To Be Sent to Shareholders

(1) Not applicable

(2) Not applicable

(3) Not applicable

Part III—Undertaking and Consent to Service of Process

1. Undertaking

The Subject Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2. Consent to Service of Process

(a) At the time of filing the Original  Schedule 14D-9F, the Subject Company filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Subject Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Subject Company.

Part IV—Signatures

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D–9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZARLINK SEMICONDUCTOR INC.

Date: September 27, 2011                                                                           By: /s/ Gary Tanner
                                                                                                                              Gary Tanner
                                                                                                                              President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Directors’ Circular, dated September 1, 2011, of Zarlink Semiconductor Inc. (1)
1.2	News Release dated September 1, 2011 (1)
1.3	News Release dated September 16, 2011 (2)
1.4	Joint News Release dated September 22, 2011 (3)
1.5	Support Agreement (4)
1.6	Amended Directors’ Circular, dated September 27, 2011, of Zarlink Semiconductor Inc.
__________
(1)	Filed as an exhibit to the Original Schedule 14D-9F.

(2)	Filed as an exhibit to the First Amended Schedule 14D-9F.

(3)	Filed as an exhibit to the Second Amended Schedule 14D-9F.

(4)	Filed as an exhibit to the Third Amended Schedule 14D-9F.